January 15, 2008

VIA EDGAR CORRESPONDENCE AND FACSIMILE
Ms. Karen J. Garnett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      Investors Real Estate Trust
            Registration Statement on Form S-3
            Filed on January 8, 2008
            As amended by Pre-Effective
            Amendment No. 1 filed January 15, 2008
            Registration No. 333-148529

Ladies and Gentlemen:

            Investors Real Estate Trust (the “Company”), a real estate investment trust organized under the laws of the State of North Dakota, hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on Tuesday, January 15, 2008, or as soon thereafter as possible.  Please notify the undersigned at 952-401-4802 when the Registration Statement has been declared effective.

            The Company acknowledges that

·           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;∙

·          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INVESTORS REAL ESTATE TRUST

/s/ Karin M. Wentz

By:      Karin M. Wentz

Title:    Associate General Counsel